Exhibit 99.18

CONSENT OF STEPHEN JENSEN

I consent to the inclusion or incorporation by reference in the Annual Report on Form 40-F (“Annual Report”) being filed by B2Gold Corp. (the “Company”), for the year ended December 31, 2025, including any amendments or exhibits thereto, and the references to, and the information extracted from, (i) the report titled “National Instrument (NI) 43-101 Technical Report for the Gramalote Project, Colombia” dated effective July, 14 2025 (the "Technical Report"), and in each case, to the references, as applicable, to the undersigned's name, as an expert or qualified person in or incorporated by reference into the Annual Report, the registration statement on Form F-3D (No. 333-274310) and the registration statements on Form S-8 (No. 333-192555, No. 333-200228, No. 333-206811, No. 333-218710, No. 333-226063, No. 333-232158, No. 333-239197 and No. 333-273659) of the Company if applicable, as amended.

/s/ Stephen Jensen
Stephen Jensen, P. Geo
March 11, 2026